
←22-51
WALL ST
NASDAQ: PEBO

Peoples BANCORP®

INVESTOR PRESENTATION

1ST QUARTER 2020

NASDAQ: PEBO

WORKING **TOGETHER**
BUILDING **SUCCESS**

SAFE HARBOR STATEMENT

Statements in this presentation which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include discussions of the strategic plans and objectives or anticipated future performance and events of Peoples Bancorp Inc. ("Peoples").

The information contained in this presentation should be read in conjunction with Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the "2019 Form 10-K"), and the earnings release for the first quarter ended March 31, 2020 (the "First Quarter Earnings Release"), included in Peoples Current Report on Form 8-K furnished to the Securities and Exchange Commission ("SEC") on April 21, 2020, each of which is available on the Securities and Exchange Commission's ("SEC") website (www.sec.gov) or at Peoples' website (www.peoplesbancorp.com). As required by U.S. generally accepted accounting principles, Peoples is required to evaluate the impact of subsequent events through the issuance date of its March 31, 2020 consolidated financial statements as part of its Quarterly Report on Form 10-Q to be filed with the SEC ("First Quarter Form 10-Q"). Peoples expects to file its First Quarter Form 10-Q with the SEC on or about May 6, 2020. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this presentation.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in Peoples' 2019 Form 10-K under the section, "Risk Factors" in Part I, Item 1A. As such, actual results could differ materially from those contemplated by forward-looking statements made in this presentation. Management believes that the expectations in these forward-looking statements are based upon reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations. Peoples disclaims any responsibility to update these forward-looking statements to reflect events or circumstances after the date of this presentation.

Peoples BANCORP®

OUR RESPONSE TO **COVID-19**

CHANGE IN OPERATIONS

The changes that the pandemic has had on our industry have been widespread and sweeping.

- It has changed the way we provide our products and services, which is now more electronic and lobby access by appointment only.
- It has required us to be nimble and provide relief for our clients, which includes quickly setting up the administration of recently announced loan programs while a substantial part of our workforce works remotely.

FOR OUR CLIENTS

- We are frequently calling our clients to check in on them
- We are being accommodating and helpful in their time of need by providing loan modifications, payment deferrals and by granting fee waivers.
    - $534 million in commercial loan modifications as of May 1, 2020.
    - Over 1,100 consumer loan clients assisted as of May 1, 2020 with forbearance programs or interest only payments for an initial 90-day (consumer loans) or 180-day (residential real estate) period.
- $480 million in SBA Paycheck Protection Program (PPP) loan authorizations as of May 1, 2020
    - Peoples Bank had the highest PPP loan production as a percentage of total loans in phase 1 for all banks in Ohio, Kentucky and West Virginia.
- One of only two banks in Ohio with a $25 million JobsOhio partnership to provide loans to existing business clients. Jobs Ohio is providing a 90% guarantee on the first $25 million of increased exposure to small businesses. Clients may obtain up to $200,000 in additional financing on terms that are favorable to the clients, subject to certain eligibility requirements.

FOR OUR COMMUNITIES

- $250,000 donation to local charities, with majority going to fight hunger
- Associates donating approximately $10,000 monthly to local food banks
- Peoples Bank Foundation continues to accept grant applications
- Company buys lunches for associates on Tuesdays and Thursdays from local restaurants

BRANCHES AND OTHER DEPARTMENTS

- Enabled remote work capabilities for associates as appropriate
- Assistance programs for associates including paying for unexpected childcare and/or elder care, paying for associates that need to quarantine or are not feeling well for an extended period of time
- A donation of $100,000 to our employee assistance program
- Activated an Immediate Response Program to provide expedited funds to associates in need.
- Associates at the level of Assistant Vice President and below received $500 stock award

PROFILE, INVESTMENT RATIONALE, CULTURE AND STRATEGY

FINANCIAL HOLDING COMPANY HEADQUARTERED IN MARIETTA, OHIO

Provides a broad range of banking, insurance and investment services.

CURRENT SNAPSHOT:

Assets: $4.5 billion; Loans: $2.9 billion

Deposits: $3.4 billion

Market Capitalization: $450.7 million

Assets Under Admin/Mgmt: $2.2 billion

CURRENT FOOTPRINT:

Demographics:

Median Income: $52,112

Key Industries within our Markets:

Health Care

Lumber

Manufacturing (plastics/petrochemicals)

Oil/Gas/Coal Activities (shale opportunities)

Tourism

Unemployment:

OH 5.5%

WV 5.8%

KY 6.1%

US 4.4%

Market data as of March 31, 2020. Unemployment data from https://www.bls.gov/lau as of March 2020. Financial data as of March 31, 2020.

PEBO GEOGRAPHIC FOOTPRINT

Peoples' footprint includes full service branches in Ohio, West Virginia and Kentucky.


OH
PA
MD
IN
WV
KY
VA
TN
Cleveland
Akron
Coshocton
Cambridge
Columbus
Caldwell
New Martinsville
Marietta
Vienna
Parkersburg
Athens
Wilmington
Cincinnati
Jackson
Pomeroy
Portsmouth
Point Pleasant
Ashland
Huntington
Prestonsburg
75
77
70
71
33
50
79
32
64
421

PEBO MARKET INSIGHT

- Strongest deposit market share positions in more rural markets where we can affect pricing
- Presence near larger cities puts us in position to capture lending opportunities in more urban markets (e.g. Akron, Cincinnati, Cleveland and Columbus)

MSA	RANK	DEPOSIT ($000)*	DEPOSIT MARKET SHARE (%)
MARIETTA, OH	1	884,414	52.05%
CAMBRIDGE, OH	1	225,591	34.35%
WILMINGTON, OH	1	199,573	32.56%
PRESTONSBURG, KY	1	162,231	32.67%
CALDWELL, OH	1	103,163	43.13%
COSHOCTON, OH	2	105,915	20.69%
NEW MARTINSVILLE, WV	2	89,831	24.17%
POMEROY, OH	2	62,897	23.61%
PORTSMOUTH, OH	3	116,526	14.71%
ATHENS, OH	3	88,287	12.34%
POINT PLEASANT, WV	3	84,507	22.89%
JACKSON, OH	4	63,130	15.39%
PARKERSBURG / VIENNA, WV	7	117,013	7.08%
CINCINNATI, OH-KY-IN	14	424,205	0.31%
HUNTINGTON / ASHLAND, WV-KY-OH	14	151,744	2.52%
AKRON, OH	19	84,508	0.57%
CLEVELAND / ELYRIA, OH	24	104,320	0.14%
COLUMBUS, OH	27	101,525	0.16%
OTHER		213,866	
TOTAL		**3,383,246**	

Source: FDIC Annual Summary of Deposits @ 6/30/19.
MSA data corresponds to county level data where the city is located for the first thirteen cities listed. The last five cities listed are at the MSA level.

INVESTMENT RATIONALE

UNIQUE COMMUNITY BANKING MODEL

- Greater revenue diversity (31% non-interest income, excluding gains and losses) than the average $1 - 10 billion bank
- Strong community reputation and active involvement
- Local market teams capable of out-maneuvering larger banks
- More sophistication and product breadth than smaller banks (insurance, retirement plans, swaps, etc.)

STRONG, DIVERSE BUSINESSES EARNING NON-INTEREST INCOME

- 20th largest bank-owned insurance agency, with expertise in commercial, personal, life and health
- Wealth management – $2.2 billion in assets under administration and management, including brokerage, trust and retirement planning

CAPACITY TO GROW OUR FRANCHISE

- Strong capital and fundamentals to support M&A strategy
- Proven integration capabilities and scalable infrastructure

COMMITTED TO DISCIPLINED EXECUTION

- Strong, integrated enterprise risk management process
- Dedicated to delivering positive operating leverage
- Focused on business line performance and contribution, operating efficiency and credit quality

ATTRACTIVE DIVIDEND OPPORTUNITY

- Targeting 40% to 50% payout ratio under normal operating environment
- Dividend paid increased from $0.15 per share for Q1 2016 to $0.34 for Q1 2020

OUR VALUES

PROMISE CIRCLE

Peoples' Employee Promise Circle represents how we do business and our never-ending pursuit of creating value for our clients. Our strategies to serve clients and enhance shareholder value often change, but our values remain constant.

CLIENTS FIRST

INTEGRITY ALWAYS

RESPECT FOR ALL

COMMITMENT TO COMMUNITY

LEAD THE WAY

EXCELLENCE IN EVERYTHING

OUR VISION

Our vision is to be THE BEST COMMUNITY BANK IN AMERICA.

OUR MISSION

We will work side by side to overcome challenges and seize opportunities. We listen and work with you. Together, we will build and execute thoughtful plans and actions, blending our experience and expertise, to move you toward your goals. Our core difference is providing you peace of mind, confidence and clarity in your financial life.

STRATEGIC ROAD MAP FOR BEST COMMUNITY BANK IN AMERICA

- Commitment to Superior Shareholder Returns
- Clients' 1st Choice for Banking, Investing and Insurance
- Great Place to Work
- Meaningful Impact on Our Communities

RESPONSIBLE RISK MANAGEMENT

- Embrace Risk Management
- Know the Risks: Strategic, Reputation, Credit, Market, Liquidity, Operational, Compliance
- Do Things Right the First Time
- Raise Your Hand
- Discover the Root Cause
- Excel at Change Management

EXTRAORDINARY CLIENT EXPERIENCE

- Delight the Client
- Deliver Expert Advice and Solutions
- Provide a Consistent Client Experience
- Lead Meaningful Client Reviews
- Evolve the Mobile Experience
- DWYSYWD

PROFITABLE REVENUE GROWTH

- Acquire, Grow and Retain Clients
- Earn Client Referrals
- Understand Client Needs and Concerns
- Live the Sales and Service Processes
- Value Our Skills and Expertise
- Operate Efficiently
- Execute Thoughtful Mergers and Acquisitions

FIRST CLASS WORKPLACE

- Hire for Values
- Strive for Excellence
- Invest in Each Other
- Promote a Culture of Learning
- Coach in Every Direction
- Recognize and Reward Performance
- Balance Work and Life
- Cultivate Diversity
- Spread Goodness

TOTAL ANNUAL RETURN AS OF DECEMBER 31, 2019


35%
30%
25%
20%
15%
10%
5%
0%
20%
27%
24%
31%
6%
4%
5%
15%
9%
13%
9%
12%
17%
15%
12%
14%
1-YEAR
3-YEAR
5-YEAR
10-YEAR

CUMULATIVE TOTAL RETURN YEAR TO DATE AS OF APRIL 30, 2020


PEBO
PEER GROUP
RUSSELL 2000 FINANCIAL SVCS
S&P 500
-29%
-30%
-29%
-9%

- PEBO
- PEER GROUP
- RUSSELL 2000 FINANCIAL SERVICES
- S&P 500

Total Return includes impact of dividends

Peers include: SRCE, CHCO, CCNE, CTBI, FMNB, FISI, FCF, FDEF, THFF, FRME, GABC, HBNC, LKFN, PRK, STBA, SYBT, TMP, TSC, UCFC, NWBI, SMMF

Source: Bloomberg

COVID-19 CAPITAL , LIQUIDITY & CREDIT IMPACT

COVID-19
CAPITAL
LIQUIDITY &
CREDIT IMPACT

WE HAVE LOOKED AT OUR CAPITAL LEVELS UNDER DIFFERENT STRESSED SCENARIOS.

- The graph below is based on the following key stressed assumptions, related to bank capital:
  - No net income for the remainder of 2020, dividend continues at $0.34 per quarter, a measured approach on share repurchases and growth in loans from the JobsOhio program the premium finance acquisition (starting in July of 2020).
- Capital is most constrained at the total risk based capital level at the bank
  - Assuming the scenario above, Peoples could withstand pre-tax losses of approximately $93 million (in addition to stressed scenario) in 2020 and future periods, and still remain above well capitalized levels for all regulatory ratios at the bank level.
- We will continue to perform capital stress testing and will adjust capital levers (dividends and share repurchases) to maintain adequate capital during the crisis.

BANK LEVEL REGULATORY CAPITAL RATIOS


4Q 2019
4Q 2020 (S)
Well Capitalized Limit
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
Common Equity Tier 1 capital
Tier 1 capital
Total risk-based capital
Total risk-based capital (Bank)
Tier 1 leverage

WE ARE WELL POSITIONED FROM A LIQUIDITY PERSPECTIVE

- We had a loan-to-deposit ratio of 86% at March 31, 2020, which enables us to be flexible and grow loans when it is prudent.
- We can leverage our investment securities to gain liquidity through sales or pledging.
- Our loans give us the ability to increase borrowing capacity by pledging loans to provide liquidity to meet the borrowing needs of our customers.
- We intend to fully utilize the Federal Reserve's program to take the SBA PPP loans as collateral for our borrowings.
- As April progressed, we saw an increase in our deposits, as we experienced inflows from stimulus money to consumers, and the majority of PPP money was deposited within the bank.
    - We realize that these inflows will diminish over time and will remain focused on maintaining a high level of borrowing capacity at the Federal Reserve Bank, the FHLB of Cincinnati and other borrowing facilities.
- We do not expect the loan-to-deposit ratio, excluding the the PPP loans and premium finance acquisition, to grow substantially during the year, as loan pipelines have decreased at the current time.
    - We currently anticipate funding the premium finance portfolio through a combination of security liquidations and short term wholesale funding.

CREDIT RISK MANAGEMENT PROCESS

LOAN PORTFOLIO COMPOSITION

- Robust concentration management process focused on portfolio risk diversification
- Relationship based lending
- CRE and C&I are balanced with Consumer
- CRE financing for "A" tier developers only
- Very limited out of market lending
- Growing consumer portfolios organically and through acquisitions
- $4.5 billion bank with $25mm guideline for maximum loan exposure per relationship

POLICY / UNDERWRITING STANDARDS

- Experienced, independent commercial and consumer underwriters
  - Comprehensive commercial underwriting package includes standardized loan covenant language, sensitivity analysis, and industry research
- Risk appropriate CRE policy standards that vary by asset class
- Established limits on policy exceptions; volume and trends monitored monthly
- Use of government guarantee programs when appropriate
- Abbreviated approval process for loan exposures < $1.0mm
- First quarter 2020 average credit scores for Indirect portfolio is 732. First quarter 2020 average credit scores for Indirect production is 730.
- Use of automated underwriting systems to evaluate all residential loan requests (e.g. Fannie Mae Desktop Underwriter)

MANAGEMENT & MONITORING

- Clear segregation of duties between sales & credit
  - Signature approval process with Credit representation
  - Centralized risk rating, borrowing base monitoring, covenant tracking & testing
  - Consistent documentation & loan funding process centrally managed by Credit with second review
- Experienced workout team dedicated to proactive rehabilitation or exit
- Robust construction loan monitoring & funding process independently managed by Credit Administration staff

OVERSIGHT

Board approval required for loan relationships > $25.0mm

- External loan review by large accounting and advisory firm
- Quarterly Criticized Asset Review (CAR) meetings for loans > $500m
- Quarterly review of Systemically Important Relationships (SIRs)
- Monthly Loan Quality Committee meetings

SALIENT CREDIT FACTS
FOR KEY COVID-19 IMPACTED SEGMENTS

SUMMARY OF COVID-RELATED RELIEF EFFORTS - Began relief program on March 16, 2020

COMMERCIAL CLIENTS - AS OF MAY 1, 2020

- Approved 485 modifications for 264 Clients. Most relief requests were for Interest Only Payments for 120 days.
- $534MM or 18% of Total Loan Portfolio / 32% of Commercial Loan Portfolio
- 9% of Total Bank Commercial Loans
- 7% of Total Bank Commercial Clients

CONSUMER CLIENTS - AS OF MAY 1, 2020

- Approved 1,249 modifications for 1,137 Clients
- $39MM or 1% of Total Loan Portfolio / 3% of Consumer Loan Portfolio
- 3% of Total Bank Consumer Loans

COMMERCIAL PORTFOLIO

- Total Loan Portfolio is $2.9B. Commercial is $1.66B of portfolio (57% of loan balances)
- Commercial Portfolio Distribution: C&I is 63% and ICRE is 37%. It is a diversified Loan Portfolio
- Segments most impacted by COVID-19: Restaurants, Hotels, Floorplans, ICRE (Office and Retail), and Daycares, which account for 70% of modifications (dollars) approved

CONCENTRATIONS SUMMARY

RESTAURANTS

- Loans to McDonald's Franchise Operators account for 77% of the $158MM Portfolio
  - McDonald's portfolio consists of 23 relationships with average loan size of $1.2MM
  - Top 5 McDonald's Operators account for 50% of the Portfolio
  - Guarantors provide additional support
  - Proactive outreach to operators with bank COVID-19 relief program
  - Corporate McDonald's is assisting with rent and service fee deferments
- Other restaurant exposure is $36.6MM with approximately 20% having SBA guarantees.
  - $8MM in Loan Modifications Approved as of 4/24/2020

UNLESS SPECIFIED OTHERWISE BALANCES ARE AS OF MARCH 31, 2020

SALIENT CREDIT FACTS
FOR KEY COVID-19 IMPACTED SEGMENTS

HOTELS & LODGING
- Portfolio is $70.6MM. Top 5 relationships account for 84% of the portfolio. Majority of the exposure represents flagged properties.
- Average loan amount is $2.5MM. Average LTV is 56%.
- $70MM in loan modifications approved as of 4/24/2020.

FLOORPLANS
- $96MM in floorplan balances including $56MM to Auto Dealers, $13MM to RV, ATV, Motorcycle Dealers and $27MM to Commercial Equipment Companies.
- Auto Dealer Portfolio consists of 16 Floorplans, with an average commitment size of $2.7MM.
- Peoples Bank has an experienced Segment Leader on staff, uses an extensive Floorplan Tracking System and performs Collateral Audits frequently.

ENERGY
- $6MM in exposure. Average loan size in the portfolio is $119M.
- Most operators are supports services for Oil & Gas or mining companies.

MULTIFAMILY
- Portfolio is $117MM. Top 5 relationships account for 40% of the portfolio.
- Largest loan in the portfolio accounts for 14% of total balances. Sponsors report unencumbered liquidity of 200MM.
- Portfolio has strong sponsors (top tier) with decades of experience and substantial liquidity.
- Projects are typically taken to the permanent market.

ASSISTED LIVING FACILITIES
- Portfolio is $79MM. Approximately 80% of the Skilled Nursing Facilities are private-pay and not reliant on Medicare.
- Peoples Bank has had no requests for payment relief from this portfolio as of 4/24/2020

UNLESS SPECIFIED OTHERWISE BALANCES ARE AS OF MARCH 31, 2020

DELINQUENCY AND CHARGE OFF **TRENDS**

OUR DELINQUENCY AND NET CHARGE OFF TRENDS HAVE REMAINED STABLE TO IMPROVING FOR FOUR PLUS YEARS.

Percentage of Loans Considered "Current"


100%
95%
90%
98.0%
98.6%
98.5%
98.5%
98.5%
FY-16
FY-17
FY-18
FY-19
Q1-20

Percentage of Net Charged Offs to Average Loans Annualized


0.50%
0.25%
0.00%
0.09%
0.15%
0.15%
0.04%
0.07%
FY-16
FY-17
FY-18
FY-19
Q1-20

NPAS AS A PERCENTAGE OF TOTAL ASSETS HAVE CONSISTENTLY BEEN SUPERIOR TO MIDWEST BANKS WITH $1 TO $10 BILLION IN TOTAL ASSETS. Q1 2020 UPTICK IS PRIMARILY DRIVEN BY CECL ACCOUNTING.


NPAS / ASSETS
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
0.57%
0.56%
0.49%
0.48%
0.46%
0.46%
0.49%
0.45%
0.47%
0.48%
0.50%
0.61%
Q2-17
Q3-17
Q4-17
Q1-18
Q2-18
Q3-18
Q4-18
Q1-19
Q2-19
Q3-19
Q4-19
Q1-20
$1 TO $10 BILLION MIDWEST BANKS
PEBO

The new accounting for purchased credit deteriorated loans under ASU 2016-13 resulted in the movement of $3.9 million of loans from the 90+ days past due and accruing category to the nonaccrual category on March 31, 2020. As of December 31, 2019, these loans were presented as 90+ days past due and accruing, although they were not accruing interest income, because they were accreting income from the discount that was recognized due to acquisition accounting.

Source: S&P Global Market Intelligence. Nonperforming assets include loans 90+ days past due and accruing, renegotiated loans, nonaccrual loans, and other real estate owned.

NPAS / TOTAL ASSETS

NASDAQ: PEBO

PEBO IS NEAR THE MIDDLE OF OUR PEER GROUP IN TERMS OF NPAS / TOTAL ASSETS AS OF DECEMBER 2019.



PEER BANKS NPAS / TOTAL ASSETS
2.25%
1.50%
0.75%
0.00%
TSC
FRME
FISI
SYBT
GABC
FCF
FMNB
SRCE
TMP
HBNC
THFF
LKFN
PEBO
FDEF
CCNE
CHCO
NWBI
UCFC
STBA
PRK
SMMF
CTBI

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 12/31/19. Peer financial institutions are used in this presentation. The parent holding companies of these financial institutions did not comprise the peer group of financial institution holding companies used by Peoples' Compensation Committee in analyzing and setting executive compensation for 2019.

Note: For the following peers, 12/31/19 data was not required to be reported for banks less than $3.0 billion, so the data above represents the most recent that is available for these peers: UCFC, SMMF, FMNB.

NPAS AT 3/31/20 WERE PRIMARILY COMPOSED OF WELL-COLLATERALIZED COMMERCIAL REAL ESTATE AND RESIDENTIAL REAL ESTATE LOANS. INCREASE IN Q1-20 IS MAINLY DUE TO ACCOUNTING CHANGE TO CECL.


$ MILLIONS
$25
$20
$15
$10
$5
$0
Q1-16 Q2-16 Q3-16 Q4-16 Q1-17 Q2-17 Q3-17 Q4-17 Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 Q2-19 Q3-19 Q4-19 Q1-20
CRE
RESIDENTIAL
C&I
HELOC
CONSUMER

The new accounting for purchased credit deteriorated loans under ASU 2016-13 resulted in the movement of $3.9 million of loans from the 90+ days past due and accruing category to the nonaccrual category on March 31, 2020. As of December 31, 2019, these loans were presented as 90+ days past due and accruing, although they were not accruing interest income, because they were accreting income from the discount that was recognized due to acquisition accounting.

CRITICIZED LOANS AS A PERCENT OF TIER 1 CAPITAL AND ALLL HAVE BEEN AT OR NEAR AN 18-YEAR LOW.



CRITICIZED LOANS / TIER 1 CAPITAL + ALLL *
CLASSIFIED LOANS / TIER 1 CAPITAL + ALLL *
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
39.16%
29.89%
28.10%
25.61%
28.72%
21.22%
19.58%
19.34%
17.23%
17.40%
13.14%
14.49%
10.78%
14.82%
FY-14
FY-15
FY-16
FY-17
FY-18
FY-19
Q1-20

*In accordance with SEC reporting methodologies. Criticized loans includes loans categorized as special mention, substandard or doubtful. Classified loans includes loans categorized as substandard or doubtful.

CRE EXPOSURE IS WELL BELOW SUPERVISORY CRITERIA ESTABLISHED TO IDENTIFY INSTITUTIONS WITH HEIGHTENED CRE CONCENTRATION RISK.

- Exposure levels also compare favorably to peer institution concentration levels.
- Concentration levels have improved relative to peers on a linked quarter basis.


PEER BANK SUBS - CRE LOANS / RISK-BASED CAPITAL
400%
350%
300%
250%
200%
150%
100%
50%
0%
220%
118%
STBA
TSC
FDEF
CCNE
TMP
FCF
SYBT
Universe $1-$10 B
CHCO
FISI
GABC
FRME
HBNC
LKFN
SMMF
UCFC
CTBI
PRK
NWBI
THFF
FMNB
PEBO
SRCE

300% IS THE LEVEL CONSIDERED HEIGHTENED CRE CONCENTRATION RISK PER SUPERVISORY GUIDANCE

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 12/31/19. Per April 2013 OCC-FRB Guidance. CLD Loans defined as total loans for construction, land and land development. CRE Loans defined as total non-owner-occupied CRE loans (including CLD).

Peer financial institutions are used in this presentation. The parent holding companies of these financial institutions did not comprise the peer group of financial institution holding companies used by Peoples' Compensation Committee in analyzing and setting executive compensation for 2019.

Note: For the following peers, 12/31/19 data was not required to be reported for banks less than $3.0 billion, so the data above represents the most recent that is available for these peers: UCFC, SMMF, FMNB.

PEER BANK SUBS - CONSTRUCTION, LAND AND LAND DEVELOPMENT LOANS / RISK-BASED CAPITAL


110%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
100% IS THE LEVEL CONSIDERED HEIGHTENED CONSTRUCTION, LAND AND LAND DEVELOPMENT CONCENTRATION RISK PER SUPERVISORY GUIDANCE
45%
21%
CCNE
FDEF
UCFC
FISI
SYBT
FRME
TSC
LKFN
SMMF
Universe $1-$10 B
THFF
STBA
TMP
GABC
PRK
HBNC
FCF
FMNB
CTBI
PEBO
NWBI
CHCO
SRCE

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 12/31/19. Per April 2013 OCC-FRB Guidance. CLD Loans defined as total loans for construction, land and land development. CRE Loans defined as total non-owner-occupied CRE loans (including CLD).

Peer financial institutions are used in this presentation. The parent holding companies of these financial institutions did not comprise the peer group of financial institution holding companies used by Peoples' Compensation Committee in analyzing and setting executive compensation for 2019.

Note: For the following peers, 12/31/19 data was not required to be reported for banks less than $3.0 billion, so the data above represents the most recent that is available for these peers: UCFC, SMMF, FMNB.

STRATEGIC PRIORITIES FINANCIAL RESULTS

Peoples BANCORP®

STRATEGIC PRIORITIES AND FINANCIAL RESULTS

OUR STRATEGIC PRIORITIES ARE BEING CHALLENGED BY **COVID-19.**

POSITIVE OPERATING LEVERAGE

- Expand revenue versus expense growth gap beyond 2% (PAGE 31)
- Focused on sustainable revenue growth (PAGE 34)
- Disciplined expense management (PAGE 35)
- Drive core efficiency ratio below 60% (PAGE 36)
- Preserve key metrics (PAGE 37)

SUPERIOR ASSET QUALITY

- Maintain metrics superior to most of our peers (PAGE 20)
- Balance growth with prudent credit practices (PAGES 22-23)
- Improve diversity within the loan portfolio (PAGES 24-25, 38)

HIGH QUALITY BALANCE SHEET

- Achieve meaningful loan growth each year (PAGE 39)
- Maintain emphasis on core deposit growth (PAGES 40-41)
- Adjust earning asset mix by shifting investments to loans (PAGE 42)
- Prudent use of capital - dividends, share repurchases and acquisitions (PAGE 43)

STRATEGIC TARGETS

NASDAQ: PEBO

	METRICS	YTD 12/31/19	YTD 3/31/20	3-YEAR STRATEGIC TARGET RANGE*	STATUS AS OF 12/31/19	STATUS AS OF 3/31/20
IMPROVE ASSET QUALITY	NPAs as a percent of total loans and OREO (1)	0.76%	0.94%	0.70% to 1.00%	✓	✓
	Annualized net charge-offs as a percent of average total loans	0.04%	0.07%	0.30% to 0.50%	✓	✓
ADJUST BALANCE SHEET MIX	Total loans to total assets	65.50%	64.19%	72.0% to 77.5%		
	Total loans to total deposits	87.50%	84.41%	85.0% to 95.0%	✓	
	Demand Deposit Accounts (DDAs) to total deposits	39.71%	40.14%	40.0% to 45.0%		✓
	Borrowings to total funding	10.84%	10.35%	15.0% to 20.0%	✓	
HIGH QUALITY, DIVERSIFIED REVENUE STREAM	Total revenue growth versus prior year period	10.11%	10.23%	5% to 9%	✓	✓
	Non-interest income, excluding gains and losses, to total revenue	31.54%	30.78%	35% to 40%		
STRONG CAPITAL POSITION	Total stockholders' equity to total assets	13.65%	13.06%	12% to 14%	✓	✓
	Tangible equity to tangible assets (2)	9.98%	9.47%	8% to 10%	✓	✓
OPERATING LEVERAGE	Net interest margin (3)	3.69%	3.51%	3.6% to 3.8%	✓	
	Efficiency ratio adjusted for non-core items (2)	61.09%	65.55%	Below 60%		
EXECUTE ON STRATEGIES	Return on average stockholders' equity adjusted for non-core items (2)	10.63%	-0.35%	11.5% to 13.0%		
	Return on average assets adjusted for non-core items (2)	1.42%	- 0.05%	1.45% to 1.55%		
	Pre-provision net revenue adjusted for non-core items / total average assets (2)	1.79%	1.45%	Over 1.80%		
	Dividend payout (4)	50.08%	NM	40% to 50%	✓	

(1) Nonperforming loans include loans 90+ days past due and accruing, renegotiated loans and nonaccrual loans. Nonperforming assets (NPAs) include nonperforming loans and Other Real Estate Owned (OREO).
(2) Non-US GAAP financial measure. See Appendix.
(3) Information presented on a fully tax-equivalent basis.
(4) Dividend data reflects amounts declared with respect to earnings for the period indicated.

* Current 3 Year Strategic Planning Period = 2019-2021

FINANCIAL EXPECTATIONS - 2020

- We are now using the Current Expected Credit Loss ("CECL") model. Financial expectations exclude any large market changes, the impact of the SBA Paycheck Protection Program (PPP) and the recently announced premium financing company acquisition
  - Projected organic loan growth of 0% to 2% for the full year of 2020.
  - We believe net interest margin will be between 3.30% and 3.45% for the remaining nine months of 2020.
  - Fee-based revenue is expected to average $16 million per quarter for the last three quarters of 2020.
  - We expect quarterly core non-interest expense to be between $33 and $34 million, adjusted for non-core items.
- As it relates to the SBA PPP, we believe we will earn approximately $15 million in pre-tax income during 2020. We believe the third quarter should be the most impacted by the benefit from this program.
- We anticipate that the premium finance company acquisition will be accretive to earnings by approximately $0.02 to $0.04 during 2020 and $0.11 to $0.14 in 2021 excluding one-time acquisition cost.

TRIUMPH PREMIUM FINANCE | Peoples PREMIUM FINANCE

We signed an asset purchase agreement under which Peoples Bank will acquire the operations and assets of Triumph Premium Finance ("TPF"), a division of TBK Bank, SSB. Based in Kansas City, Missouri, TPF provides premium finance services for customers to purchase property and casualty insurance products through its growing network of independent insurance agency customers nationwide.

As of December 31, 2019, TPF had total receivables of approximately $100 million, with a gross yield of 6 - 7%

Upon consummation of the agreement, current Senior Vice President of TPF, John Binaggio, will manage the insurance premium financing operations for Peoples Bank, to be called Peoples Premium Finance. The group has less than 10 employees.

The transaction is expected to be immediately accretive to PEBO's earnings per share, adding approximately $0.02 to $0.04 in 2020 and $0.11 to $0.14 in 2021.

Closing is expected during the early part of the third quarter of 2020 and is subject regulatory approval and other conditions set forth in the purchase agreement.

For the client, premium financing is typically done with a 15 - 20% down payment, followed by 9 - 10 monthly payments.

WE HAVE MADE PROGRESS ON POSITIVE OPERATING OVER RECENT YEARS. CURRENT CONDITIONS WILL LIKELY PREVENT CONTINUED PROGRESS IN 2020.

VERSUS THE PRIOR YEAR, ADJUSTED OPERATING LEVERAGE WAS POSITIVE FOR FISCAL YEARS 2016 THROUGH 2019.


5%
4%
3%
2%
1%
0%
FY-16
FY-17
FY-18
FY-19

Adjusted operating leverage is a non-US GAAP financial measure calculated as the difference between total revenue (which is net interest income plus total non interest income (excluding all gains and losses)) growth and non-interest expense growth, on a percentage basis, excluding the impact of acquisition-related expenses and pension settlement charges.

Q1 2020
FINANCIAL PERFORMANCE

Q1 2020 PERFORMANCE HIGHLIGHTS AND KEY IMPACTS

- Total loan balances increased $37.9 million, or 5% annualized, compared to December 31, 2019, and $173.9 million, or 6%, compared to March 31, 2019
- Asset quality metrics were generally stable during the quarter
    - Annualized net charge-off levels remained low, at 0.07% of average total loans for the first quarter of 2020
    - Delinquency trends remained stable as loans considered current comprised 98.5% of the loan portfolio at March 31, 2020, and were relatively flat compared to 98.6% at both December 31, 2019 and March 31, 2019
- Total deposit balances at March 31, 2020 increased $107.0 million, or 13% annualized, compared to December 31, 2019, and $261.0 million, or 8%, compared to March 31, 2019
- Net interest margin was 3.51%. Interest bearing liabilities were down 12 basis points from fourth quarter of 2019
- Net interest income was $34.6 million, an increase of $722,000, or 2%, over the first quarter of 2019
- Recorded a provision for credit losses of $17.0 million, compared to a provision for loan losses of $1.1 million for the fourth quarter of 2019, and a recovery of loan losses of $263,000 for the first quarter of 2019

TOTAL REVENUE

TOTAL REVENUE OF $50 MILLION FOR Q1-20. REVENUE IN THE LATER HALF OF 2020 WILL BENEFIT FROM PPP AND PREMIUM FINANCE ACQUISITION REVENUE. COVID-19 AND RATE ENVIRONMENT WILL MUTE YEAR OVER YEAR ORGANIC GROWTH.


($ THOUSANDS)
$250,000
$200,000
$150,000
$100,000
$50,000
$0
$40,053
$69,506
$47,441
$97,612
$51,070
$104,865
$52,653
$113,377
$57,234
$129,612
$64,892
$140,838
$15,737
$34,325
FY-14
FY-15
FY-16
FY-17
FY-18
FY-19
Q1-20
NET INTEREST INCOME
NON-INTEREST INCOME, EXCLUDING GAINS AND LOSSES

Beginning in the second quarter of 2018, Peoples benefited from the acquisition of ASB Financial Corp ("ASB"). Additionally, beginning in the second quarter of 2019, Peoples benefited from the acquisition of First Prestonsburg.

CORE NON-INTEREST **EXPENSE***

NASDAQ: PEBO

THE RECENT ESCALATION IN EXPENSES WAS DUE TO ACQUISITIONS, OUR MOVE TO A $15 MINIMUM WAGE, AND AN INCREASE IN FTE'S FOR GROWTH AND TECHNOLOGY INVESTMENTS. COVID-19 NOT EXPECTED TO CAUSE A MATERIAL INCREASE IN EXPENSES.



($ THOUSANDS) NOT TO SCALE
$150,000
$125,000
$100,000
$75,000
$50,000
$25,000
$34,325
FY-14
FY-15
FY-16
FY-17
FY-18**
FY-19**
Q1-20
CORE NON-INTEREST EXPENSES*
EXPENSES RESULTING FROM ACQUISITIONS**

* Non-US GAAP financial measure. See Appendix.

**2014, 2015, 2018 and 2019 included a partial quarter of expenses resulting from the Midwest Bancshares, Inc. (2014), Ohio Heritage Bancorp, Inc. (2014), North Akron Savings Bank (2014), National Bank and Trust (2015), American Savings Bank (2018), and First Prestonsburg (2019) acquisitions, respectively, such as salaries and occupancy expenses.

EFFICIENCY RATIO ADJUSTED FOR NON-CORE ITEMS*

COVID-19 AND REDUCED NET INTEREST MARGIN HAVE IMPACTED THE EFFICIENCY RATIO IN Q1, ALONG WITH CERTAIN EXPENSES THAT OCCUR IN THE FIRST QUARTER OF EACH YEAR.


NOT TO SCALE
70%
69%
68%
67%
66%
65%
64%
63%
62%
61%
60%
69.55%
67.49%
64.30%
61.85%
61.32%
61.09%
65.55%
FY-14
FY-15
FY-16
FY-17
FY-18
FY-19
Q1-20

*The efficiency ratio adjusted for non-core items is defined as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus core non-interest income excluding all gains and losses. This amount represents a non-US GAAP financial measure since it excludes the impact of all gains and/or losses, acquisition-related expenses, pension settlement charges, amortization of other intangible assets and uses fully tax-equivalent net interest income. See Appendix.

WE HAVE MADE STEADY PROGRESS ON THESE METRICS OVER THE RECENT YEARS. THE PROVISION FOR CREDIT LOSSES SIGNIFICANTLY IMPACTED THESE METRICS IN Q1 2020.


RETURN ON AVERAGE ASSETS
ADJUSTED FOR NON-CORE ITEMS[1]
2.0%
1.5%
1.0%
0.5%
0.0%
0.93%
0.62%
0.97%
1.08%
1.32%
1.42%
-0.05%
FY-14
FY-15
FY-16
FY-17
FY-18
FY-19
Q1-20


RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY
ADJUSTED FOR NON-CORE ITEMS[1]
NOT TO SCALE
15%
12%
9%
6%
3%
0%
11.43%
7.32%
11.30%
11.40%
15.48%
15.39%
-0.68%
FY-14
FY-15
FY-16
FY-17
FY-18
FY-19
Q1-20


TANGIBLE BOOK VALUE PER SHARE
NOT TO SCALE
$21
$20
$19
$18
$17
$16
$15
$14
$15.57
$14.68
$15.89
$17.17
$18.30
$20.14
$19.97
FY-14
FY-15
FY-16
FY-17
FY-18
FY-19
Q1-20


PPNR ADJUSTED FOR NON-CORE ITEMS[1]
PPNR TO TOTAL AVERAGE ASSETS ADJUSTED FOR NON-CORE ITEMS[1]
($ MILLIONS)
NOT TO SCALE
$80
$60
$50
$40
$30
$20
$10
2.25%
2.00%
1.75%
1.50%
1.25%
$30.8
$41.6
$50.4
$58.6
$68.4
$75.8
$15.8
1.37%
1.34%
1.52%
1.67%
1.77%
1.79%
1.45%
FY-14
FY-15
FY-16
FY-17
FY-18
FY-19
Q1-20

1 Non-US GAAP financial measure. See Appendix.

LOAN COMPOSITION

NASDAQ: PEBO

LOAN COMPOSITION REFLECTS HEALTHY RISK DIVERSITY.

TOTAL LOAN PORTFOLIO* = $2.9 BILLION



1
2
3
4
5
6
7

1 COMMERCIAL REAL ESTATE (CRE) 31%
2 COMMERCIAL & INDUSTRIAL 23%
3 RESIDENTIAL REAL ESTATE 22%
4 HOME EQUITY LINES OF CREDIT 4%
5 CONSUMER, INDIRECT 14%
6 CONSUMER, DIRECT 3%
7 CONSTRUCTION 4%

TOTAL CRE PORTFOLIO** = $0.9 BILLION



1
2
3
4
5
6
7
8
9
10
11
12

1 MULTI FAMILY 10%
2 MIXED USE 12%
3 INDUSTRIAL 8%
4 DAY CARE CENTER 2%
5 GAS STATION 2%
6 OFFICE 17%
7 RETAIL 11%
8 HOTEL / MOTEL 6%
9 WAREHOUSE 8%
10 ASSISTED LIVING 5%
11 LAND 2%
12 OTHER 14%

Data as of March 31, 2020.
*Excludes deposit overdrafts.
**Total CRE includes commercial real estate and construction loans, and exposure includes commitments.

TOTAL
LOAN GROWTH

NASDAQ: PEBO

TOTAL LOANS ARE $2.9 BILLION FOR Q1-20. TOTAL LOAN BALANCES INCREASED 5% ANNUALIZED, COMPARED TO DECEMBER 31, 2019.



($ MILLIONS) NOT TO SCALE
$3000
$2600
$2200
$1800
$1400
$1000
FY-14
FY-15
FY-16
FY-17
FY-18
FY-19
Q1-20
TOTAL LOANS EXCEPT ASB & FIRST PRESTONSBURG
ASB ACQUIRED LOANS
FIRST PRESTONSBURG ACQUIRED LOANS
AVERAGE LOAN BALANCES

TOTAL DEPOSIT BALANCES AT MARCH 31, 2020 INCREASED $107.0 MILLION, OR 13% ANNUALIZED DEPOSIT GROWTH, COMPARED TO DECEMBER 31, 2019. FOR THE QUARTER ENDED MARCH 31, 2020.


($ MILLIONS) NOT TO SCALE
$4000
$3350
$2700
$2050
$1400
$750
$100
$1,933
$2,536
$2,510
$2,730
$2,955
$3,291
$3,398
40%
DDAs
FY-14
FY-15
FY-16
FY-17
FY-18
FY-19
Q1-20
BROKERED CERTIFICATES OF DEPOSIT
GOVERNMENTAL DEPOSIT ACCOUNTS
MONEY MARKET DEPOSIT ACCOUNTS
RETAIL CERTIFICATES OF DEPOSIT
SAVINGS ACCOUNTS
INTEREST-BEARING DDAS*
NON-INTEREST-BEARING DDAS*

*DDAs stands for demand deposit accounts and represents interest-bearing and non-interest bearing transaction accounts.

LOANS TO DEPOSITS

NASDAQ: PEBO

OUR LOAN TO DEPOSIT RATIO IS LOW COMPARED TO PEER GROUP, WHICH POSITIONS US WELL FROM A LIQUIDITY PERSPECTIVE.



NOT TO SCALE
105%
100%
95%
90%
85%
80%
75%
70%
92.68%
91.06%
87.3%
MEDIAN
AVERAGE
NWBI
STBA
SMMF
TSC
LKFN
UCFC
FDEF
CTBI
SRCE
TMP
FCF
UNIV. $1-$10B
HBNC
PRK
UNIV. $1-$10B
SYBT
FISI
CCNE
FMNB
GABC
CHCO
PEBO
FRME
THFF

Source: S&P Global Market Intelligence
Data as of December 31, 2019

FROM 2013 TO 2018, THE PERCENTAGE OF EARNING ASSETS COMPOSED OF INVESTMENTS DECREASED. IN 2019, THE INCREASE IN PERCENTAGE OF EARNING ASSETS IS DUE TO THE FIRST PRESTONSBURG ACQUISITION, WHICH PROVIDED ADDITIONAL LIQUIDITY.



TOTAL EARNING ASSETS
(IN $BILLIONS)
$4.5
$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
80%
70%
60%
50%
40%
30%
20%
PERCENTAGE OF TOTAL EARNING ASSETS
64%
69%
70%
72%
73%
76%
74%
74%
36%
31%
30%
28%
27%
24%
26%
26%
FY-13
FY-14
FY-15
FY-16
FY-17
FY-18
FY-19
Q1-20
INVESTMENTS
LOANS
INVESTMENTS %
LOANS %

PRUDENT USE
OF CAPITAL

ACQUISITIONS

- Bank acquisitions completed in 2014 (3), 2015 (1), 2018 (1), and 2019 (1)
- Insurance acquisitions completed in 2014 (1), 2015 (1), 2017 (2), and **2020** (1)
- One investment acquisition was completed in 2016
- **One premium finance acquisition expected to close in Q3 2020**

CAPITAL PRIORITIES

- Organic growth
- Dividends
- Acquisition activities

DIVIDENDS

- $0.15 quarterly dividend in Q1 2016 has increased to $0.34 in the most recent quarter.
- Consistently evaluate dividend and adjust accordingly – annualized dividend yield at March 31, 2020 was 6.12%.
- On a percentage basis, dividend growth has outpaced earnings per share growth for the last two years.

TOTAL INSURANCE REVENUE FOR Q1 2020
$4.1 MILLION


1
2
3
4
5

1 P&C COMMERCIAL LINES 49.6%
2 PERFORMANCE BASED 31.3%
3 P&C PERSONAL LINES 13.1%
4 OTHER 3.6%
5 LIFE & HEALTH 2.5%

TOTAL INVESTMENT REVENUE FOR Q1 2020
$3.3 MILLION


1
2
3

1 FIDUCIARY 49.8%
2 BROKERAGE 35.5%
3 EMPLOYEE BENEFITS 14.7%

PRE-PROVISION NET REVENUE

Pre-provision net revenue (PPNR) has become a key financial measure used by federal bank regulatory agencies when assessing the capital adequacy of financial institutions. PPNR is defined as net interest income plus total non-interest income (excluding all gains and losses) minus total non-interest expense and, therefore, excludes the provision for loan losses and all gains and/or losses included in earnings. As a result, PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Income before income taxes	$ 24,178	$ 14,816	$ 45,282	$ 57,203	$ 54,941	$ 65,358	$ (921)
Add: Provision for loan losses	339	14,097	3,539	3,772	5,448	2,504	16,969
Add: Loss on debt extinguishment	–	–	707	–	–	–	–
Add: Loss on OREO	68	530	34	116	35	98	17
Add: Loss on securities	–	–	1	–	147	–	–
Add: Loss on other assets	430	696	427	–	469	692	70
Add: Loss on other transactions	–	43	–	–	76	–	–
Less: Gain on OREO	–	–	–	–	14	–	–
Less: Gains on securities	398	729	931	2,983	1	164	319
Less: Gains on other assets	–	–	35	28	76	8	–
Less: Gains on other transactions	67	–	–	25	168	–	
Pre-provision net revenue	**$ 24,550**	**$ 29,453**	**$ 49,024**	**$ 58,055**	**$ 60,857**	**$ 68,480**	**$ 15,816**
Average assets *(in millions)*	$ 2,241	$ 3,112	$ 3,320	$ 3,510	$ 3,872	$ 4,222	$ 4,381
Pre-provision net revenue to average assets	1.10%	0.95%	1.48%	1.65%	1.57%	1.62%	1.45%

PRE-PROVISION NET REVENUE ADJUSTED FOR NON-CORE ITEMS

Pre-provision net revenue (PPNR) has become a key financial measure used by federal bank regulatory agencies when assessing the capital adequacy of financial institutions. PPNR adjusted for non-core items is defined as net interest income, excluding acquisition-related costs and pension settlement charges, plus total non-interest income (excluding all gains and losses) minus total non-interest expense and, therefore, excludes the provision for loan losses and all gains and/or losses included in earnings. As a result, PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Income before income taxes	$ 24,178	$ 14,816	$ 45,282	$ 57,203	$ 54,941	$ 65,358	$ (921)
Add: System upgrade revenue waived	–	–	85	–	–	–	–
Add: Acquisition-related costs	4,752	10,722	–	341	7,262	7,287	30
Add: System upgrade costs	–	–	1,259	–	–	–	–
Add: Other non-core costs	298	592	–	–	–	270	153
Add: Pension settlement charges	1,400	459	–	242	267	–	368
Add: Provision for loan losses	339	14,097	3,539	3,772	5,448	2,504	16,969
Add: Loss on debt extinguishment	–	520	707	–	–	–	–
Add: Loss on OREO	68	529	34	116	35	98	17
Add: Loss on securities	–	–	1	–	147	–	–
Add: Loss on other assets	430	696	427	–	469	692	70
Add: Loss on other transactions	–	43	–	–	76	–	–
Less: Gain on OREO	–	–	–	–	14	–	–
Less: Gains on securities	398	729	931	2,983	1	164	319
Less: Gains on other assets	–	–	35	28	76	8	–
Less: Gains on other transactions	67	–	–	25	168	–	–
Pre-provision net revenue	**$ 31,067**	**$ 41,702**	**$ 50,368**	**$ 58,638**	**$ 68,386**	**$ 76,037**	**$ 16,367**
Average assets *(in millions)*	$ 2,241	$ 3,112	$ 3,320	$ 3,510	$ 3,872	$ 4,222	$ 4,381
Pre-provision net revenue to average assets	1.39%	1.34%	1.52%	1.67%	1.77%	1.80%	1.50%

CORE NON-INTEREST INCOME

Core non-interest income is a financial measure used to evaluate Peoples' recurring non-interest revenue stream. This measure is non-US GAAP since it excludes the impact of all gains and/or losses, and core banking system conversion revenue waived.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Total noninterest income	$ 40,020	$ 46,382	$ 50,867	$ 55,573	$ 56,754	$ 64,274	$ 15,737
Less: net gain (loss) on investment securities	398	729	930	2,983	(146)	164	319
Less: net loss on asset disposals and other transactions	(431)	(1,788)	(1,133)	(63)	(334)	(782)	(87)
Add: core banking system conversion revenue waived	–	–	85	–	–	–	–
Core non-interest income excluding gains and losses	**$ 40,053**	**$ 47,441**	**$ 51,155**	**$ 52,653**	**$ 57,234**	**$ 64,892**	**$ 15,505**

CORE NON-INTEREST EXPENSE

Core non-interest expense is a financial measure used to evaluate Peoples' recurring expense stream. This measure is non-US GAAP since it excludes the impact of core banking system conversion expenses, acquisition-related expenses, pension settlement charges, and other non-recurring expenses.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Total non-interest expense	$ 85,009	$ 115,081	$ 106,911	$ 107,975	$ 125,977	$ 137,250	$ 34,325
Less: system conversion expenses	–	–	1,259	–	–	–	–
Less: acquisition related expenses	4,752	10,722	–	341	7,262	7,287	30
Less: pension settlement charges	1,400	459	–	242	267	–	368
Less: other non-core charges	298	592	–	–	–	270	153
Core noninerest expense	**$ 78,559**	**$ 103,308**	**$ 105,652**	**$ 107,392**	**$ 118,448**	**$ 129,693**	**$ 33,774**

EFFICIENCY RATIO

The efficiency ratio is a key financial measure used to monitor performance. The efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income excluding all gains and all losses. This measure is non-US GAAP since it excludes amortization of other intangible assets and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Total noninterest expense	$ 85,009	$ 115,081	$ 106,911	$ 107,975	$ 125,977	$ 137,250	$ 34,325
Less: amortization on other intangible assets	1,428	4,077	4,030	3,516	3,338	3,359	729
Adjusted total non-interest expense	83,581	111,004	102,881	104,459	122,639	133,891	33,596
Total non-interest income excluding net gains and losses	40,053	47,441	51,070	52,653	57,234	64,892	15,505
Net interest income	69,506	97,612	104,865	113,377	129,612	140,838	34,636
Add: fully taxable equivalent adjustment	1,335	1,978	2,027	1,912	881	1,068	272
Net interest income on a fully taxable equivalent basis	70,841	99,590	106,892	115,289	130,493	141,906	34,908
Adjusted revenue	$ 110,894	$ 147,031	$ 157,962	$ 167,942	$ 187,727	$ 206,798	$ 50,413
Efficiency ratio	**75.37%**	**75.50%**	**65.13%**	**62.20%**	**65.33%**	**64.74%**	**66.64%**
Core non-interest expense	$ 78,559	$ 103,308	$ 105,652	$ 107,392	$ 118,448	$ 129,693	$ 33,774
Less: amortization on other intangible assets	1,428	4,077	4,030	3,516	3,338	3,359	729
	77,131	99,231	101,622	103,876	115,110	126,334	33,045
Core non-interest income excluding gains and losses	40,053	47,441	51,070	52,653	57,234	64,892	15,505
Net interest income on a fully taxable equivalent basis	70,841	99,590	106,892	115,289	130,493	141,906	34,908
Adjusted core revenue	110,894	147,031	157,962	167,942	187,727	206,798	50,413
Efficiency ratio adjusted for non-core items	**69.55%**	**67.49%**	**64.33%**	**61.85%**	**61.32%**	**61.09%**	**65.55%**

TANGIBLE EQUITY TO TANGIBLE ASSETS AND TANGIBLE BOOK VALUE PER SHARE

Peoples uses tangible capital measures to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-US GAAP financial measures since the calculation removes the impact of goodwill and other intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-US GAAP financial measures to amounts reported in Peoples' consolidated financial statements.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Tangible equity							
Total stockholders equity	$ 340,118	$ 419,789	$ 435,261	$ 458,592	$ 520,140	$ 594,393	$ 583,721
Less: goodwill and other intangible assets	109,158	149,617	146,018	144,576	162,085	177,503	177,447
Tangible equity	**230,960**	**270,172**	**289,243**	**314,016**	**358,055**	**416,890**	**406,274**
Tangible assets							
Total assets	$ 2,567,769	$ 3,258,970	$ 3,432,348	$ 3,581,686	$ 3,991,454	$ 4,354,165	$ 4,469,120
Less: goodwill and other intangible assets	109,158	149,617	146,018	144,576	162,085	177,503	177,447
Tangible assets	**2,458,611**	**3,109,353**	**3,286,330**	**3,437,110**	**3,829,369**	**4,176,662**	**4,291,673**
Tangible equity to tangible assets	**9.39%**	**8.69%**	**8.80%**	**9.14%**	**9.35%**	**9.98%**	**9.47%**
Tangible book value per share							
Tangible equity	$ 230,960	$ 270,172	$ 289,243	$ 314,016	$ 358,055	$ 416,890	$ 406,274
Common shares outstanding	14,836,727	18,404,864	18,200,067	18,287,449	19,565,029	20,698,941	20,346,843
Tangible book value per share	**$ 15.57**	**$ 14.68**	**$ 15.89**	**$ 17.17**	**$ 18.30**	**$ 20.14**	**$ 19.97**

RETURN ON AVERAGE ASSETS ADJUSTED FOR NON-CORE ITEMS

The return on average assets adjusted for non-core items represents an non-US GAAP financial measure since it excludes the release of the deferred tax asset valuation allowance, the impact of the Tax Cuts and Jobs Act on the remeasurement of deferred tax assets and deferred tax liabilities, and the after-tax impact of all gains and losses, acquisition-related expenses and pension settlement charges.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Return on average assets							
Annualized net income	$ 16,684	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ (3,077)
Total average assets	2,240,534	3,111,853	3,320,447	3,510,274	3,871,832	4,222,482	4,381,627
Return on average assets	**0.74%**	**0.35%**	**0.94%**	**1.10%**	**1.19%**	**1.27%**	**-0.07%**
Return on average assets adjusted for non-core items							
Annualized net income	$ 16,684	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ (3,077)
Add: core banking system conversion revenue waived, net of tax	–	–	55	–	–	–	–
Add: net loss on investment securities, net of tax	–	–	–	–	115	–	–
Less: net gain on investment securities, net of tax	(259)	(474)	(605)	(1,939)	–	(130)	(1,014)
Add: net loss on asset disposals, net of tax	280	1,162	736	41	264	618	278
Add: system conversion expenses, net of tax	–	–	818	–	–	–	–
Add: acquisition related expenses, net of tax	3,089	6,969	–	222	5,737	5,757	97
Add: pension settlement charges, net of tax	910	298	–	157	211	–	1,170
Add: other non-core charges, net of tax	194	385	–	–	–	213	487
Less: release of deferred tax asset valuation	–	–	–	–	(805)	–	–
Less: impact of Tax Cuts and Jobs Act on deferred tax liability	–	–	–	–	(705)	–	–
Add: impact of Tax Cuts and Jobs Act on deferred tax assets	–	–	–	897	–	–	–
Net income adjusted for non-core items	$ 20,898	$ 19,281	$ 32,161	$ 37,849	$ 51,072	$ 60,153	$ (2,059)
Total average assets	2,240,534	3,111,853	3,320,447	3,510,274	3,871,832	4,222,482	4,381,627
Return on average assets adjusted for non-core items	**0.93%**	**0.62%**	**0.97%**	**1.08%**	**1.32%**	**1.42%**	**-0.05%**

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2018 periods and 35% for the 2017 period.

RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY

The return on average tangible stockholders' equity ratio is a key financial measure used to monitor performance. It is calculated as net income (less after-tax impact of amortization of other intangible assets) divided by average tangible stockholders' equity. This measure is non-US GAAP since it excludes the after-tax impact of amortization of other intangible assets from earnings and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Annualized net income	$ 16,684	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ (3,077)
Add: amortization of other intangible assets	1,428	4,077	4,030	3,516	3,338	3,359	2,932
Less: tax effect of amortization of other intangible assets	500	1,427	1,411	1,231	701	705	615
Annualized net income excluding the amortization of intangible assets	17,612	13,591	33,776	40,756	48,892	56,349	(760)
Average tangible equity							
Total average equity	270,689	407,296	432,666	450,379	488,139	566,123	596,246
Less: average goodwill and other intangible assets	87,821	144,013	147,981	144,696	158,115	173,529	177,984
Average tangible equity	182,868	263,283	284,685	305,683	330,024	392,594	418,262
Return on average equity							
Annualized net income	$ 16,684	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ (3,077)
Total average equity	270,689	407,296	432,666	450,379	488,139	566,123	596,246
Return on average equity	**6.16%**	**2.69%**	**7.20%**	**8.54%**	**9.48%**	**9.48%**	**-0.52%**
Return on average tangible equity							
Annualized net income excluding the amortization of intangible assets	$ 17,612	$ 13,591	$ 33,776	$ 40,756	$ 48,892	$ 56,349	$ (760)
Average tangible equity	182,868	263,283	284,685	305,683	330,024	392,594	418,262
Return on average tangible equity	**9.63%**	**5.16%**	**11.86%**	**13.33%**	**14.81%**	**14.35%**	**-0.18%**

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2019 and 2018 periods, and a 35% federal statutory tax rate for all other periods shown.

RETURN ON AVERAGE STOCKHOLDERS' EQUITY ADJUSTED FOR NON-CORE ITEMS

The return on average stockholders' equity adjusted for non-core items represents an non-US GAAP financial measure since it excludes the release of the deferred tax asset valuation allowance, the impact of the Tax Cuts and Jobs Act on the remeasurement of deferred tax assets and deferred tax liabilities, and the after-tax impact of all gains and losses, acquisition-related expenses and pension settlement charges.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Return on average equity adjusted for non-core items							
Annualized net income	$ 16,684	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ (3,077)
Add: core banking system conversion revenue waived, net of tax	–	–	55	–	–	–	–
Add: net loss on investment securities, net of tax	–	–	–	–	115	–	–
Less: net gain on investment securities, net of tax	(259)	(474)	(605)	(1,939)	–	130	(1,014)
Add: net loss on asset disposals, net of tax	280	1,162	736	41	264	618	278
Add: system conversion expenses, net of tax	–	–	818	–	–	–	–
Add: acquisition related expenses, net of tax	3,089	6,969	–	222	5,737	5,757	97
Add: pension settlement charges, net of tax	910	298	–	157	211	–	1,170
Add: other non-core charges, net of tax	194	385	–	–	–	213	487
Less: release of deferred tax asset valuation	–	–	–	–	(805)	–	–
Less: impact of Tax Cuts and Jobs Act on deferred tax liability	–	–	–	–	(705)	–	–
Add: impact of Tax Cuts and Jobs Act on deferred tax assets	–	–	–	897	–	–	–
Net income adjusted for non-core items	$ 20,898	$ 19,281	$ 32,161	$ 37,849	$ 51,072	$ 60,413	$ (2,059)
Average tangible equity	270,689	407,296	432,666	450,379	488,139	566,123	596,246
Return on average equity adjusted for non-core items	**7.72%**	**4.73%**	**7.43%**	**8.40%**	**10.46%**	**10.67%**	**-0.35%**
Return on average tangible equity adjusted for non-core items							
Net income adjusted for non-core items	$ 20,898	$ 19,281	$ 32,161	$ 37,849	$ 51,072	$ 60,413	$ (2,059)
Average tangible equity	182,868	263,283	284,685	305,683	330,024	392,594	418,262
Return on average tangible equity adjusted for non-core items	**11.43%**	**7.32%**	**11.30%**	**12.38%**	**15.48%**	**15.39%**	**-0.49%**

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2019 and 2018 periods and 35% for the 2017 period.

Peoples BANCORP®

CHUCK SULERZYSKI
President and Chief Executive Officer
P: 740.374.6163
C: 740.516.7584
Chuck.Sulerzyski@pebo.com

JOHN C. ROGERS
Executive Vice President
Chief Financial Officer and Treasurer
P: 740.376.7108
C: 412.952.1553
John.Rogers@pebo.com